UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission File Number 0-20800
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NORTHERN EMPIRE BANCSHARES
401(k) PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201
REQUIRED INFORMATION
Item 4.	Financial statements and schedules for the Northern Empire Bancshares 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this Annual Report on Form 11-K.

CONTENTS

PAGE
INDEPENDENT AUDITOR’S REPORTS	1

FINANCIAL STATEMENTS

Statements of Net Assets in Liquidation Available for Benefits	3

Statement of Changes in Net Assets in Liquidation Available for Benefits	4

Summary of Significant Accounting Policies	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR

Schedule of Assets (Held at End of Year)	10

SIGNATURES	11

INDEX TO EXHIBITS	12

EXHIBIT 23 — CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Exhibit 23.1	13

Exhibit 23.2	14
EXHIBIT 23.1
EXHIBIT 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Northern Empire Bancshares 401(k) Profit Sharing Plan
Spokane, Washington
We have audited the accompanying statement of net assets available for benefits of the Northern Empire Bancshares 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
As described in Note 5 to the financial statements, the Board of Directors of Sterling Financial Corporation, Inc., voted on July 24, 2007 to merge the Plan with the Sterling Savings Bank Employee Savings and Investment Plan and Trust. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis to the liquidation basis.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Spokane, Washington
June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees
Northern Empire Bancshares 401(k) Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Santa Rosa, California
June 29, 2007

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value	$3,995	$6,616,409

Participant loans	0	145,563

Receivable from participants	0	14,412
Receivable from employer	0	2,709
Receivable from loan repayments	0	1,953

NET ASSETS AVAILABLE FOR BENEFITS	$3,995	$6,781,046

See accompanying summary of significant accounting policies and notes to financial statements

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
Year Ended December 31, 2007
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of participant directed investments	$67,372
Dividends and other income	190,619
Interest on participant loans	7,760

265,751

Contributions:
Employee deferrals	155,307
Employer contributions	70,160
Rollovers and other	227

225,694

Total additions	491,445

Deductions from net assets attributed to:
Distributions to participants	693,568
Administrative expenses	524

694,092

Decrease in net assets	(202,647)

Transfer out	(6,574,404)

Net assets available for benefits — December 31, 2006	6,781,046

Net assets available for benefits — December 31, 2007	$3,995

See accompanying summary of significant accounting policies and notes to financial statements

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the liquidation basis of accounting. Liquidation basis requires that all investments be recorded at fair market value. The Annual Return/Report of Employee Benefit Plan (Form 5500) is prepared under the cash basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair values of the investments are determined by the custodian based upon quoted market values of the underlying assets. Participants’ loans are valued at their outstanding balances, which approximate fair value. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The adoption of the FSP did not have a material effect on the Statement of Net Assets Available for Benefits, since the Plan’s guaranteed investment contracts are stated at contract value, which approximates fair value.
Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.
Benefit Payment
Benefits to participants are recorded when paid.

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Plan provides only general information. Participants should refer to the Adoption Agreement for a more complete description of Plan provisions.
General — The Plan is a 401(k) salary deferral plan covering all employees of Northern Empire Bancshares and Sonoma National Bank, who have satisfied the eligibility requirements. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Northern Empire Bancshares is the Plan sponsor and serves as the plan administrator. The plan administrator pays administrative expenses, such as custodian fees, legal, and accounting fees that may not be paid by forfeitures. Certain transaction fees are paid by the Plan.
Eligibility — Employees are eligible to make salary deferrals after completing 90 days of service. Eligibility for the employer matching contribution and the employer discretionary contribution, requires employees to complete one year of service in which at least 1,000 hours are worked during the plan year.
Contributions — Participants may elect to defer up to the limitations imposed by federal tax law. Participants direct the investment of contributions into various investment options offered by the Plan. The Company shall make a matching contribution equal to a participant’s elective deferral contribution, not to exceed $1,200 for each plan year. A discretionary contribution may be made each plan year in an amount determined by the Company. This contribution is allocated to participants in the plan on December 31 in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no discretionary contributions made during 2007 or 2006.
Vesting — Participants are fully vested in deferrals withheld from their compensation under the salary reduction agreement. Vesting in employer matching and discretionary contributions begins after the completion of one year of service, as defined, in increments of 33% per year until fully vested in year four.
Loans — Loans of up to 50% of amounts vested and under $50,000 are available to participants at a rate of interest that is 1.0% above the prime lending rate. The maximum loan term is 58 months, unless the loan qualifies as a home loan, in which case the term of the loan is not to exceed 358 months. Interest income was approximately $7,800 in 2007.
Payment of benefits — Upon retirement, termination of employment, death, or disability, a participant’s vested account balance will be distributed in a lump sum or in a variety of optional installment methods, as further described in the Plan agreement.
Forfeitures — A forfeiture is the non-vested portion of a participant’s account that is lost upon termination of employment. Any forfeitures which are not use to pay for transactions fees are to be reallocated to participants in the same manner of allocation as discretionary contributions. The Plan had forfeited amounts of $5,712 and $5,714 during the years ended December 31, 2007 and 2006, respectively.
Termination of Plan — The Company has the right to terminate the Plan and discontinue contributions at any time. If the Plan is terminated, all amounts allocated to participants’ account become fully vested. See Note 5 for further discussion.
Participant Accounts — Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan sponsor’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of the Plan sponsor’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN (continued)
Administrative Expense — During the plan year through November 2007, Sterling paid the annual participant’s costs and the remaining portion of the trustee fee charged by Union Bank of California as trustee and all other fees, expenses and commissions.
Investments — A participant may direct the investment of their account through investment options offered through Union Bank of California Select Benefit. Investments representing 5% or more of net assets available for benefits consist of the following:

December 31,	2007	2006

Highmark Div. Money Market	$3,440	$1,664,073
Northern Empire Bancshares Common Stock	*	691,358
Vanguard 500 Index	*	696,801
Baron Small Cap	*	408,080
Wells Fargo Adv Government Security	332	*
Union Bank of California, NA Stable Value Fund	223	*

*	Less than 5% of net assets
During the year, the plan investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock of Sterling Financial Corporation	$(308,788)
Mutual funds (registered investment companies)	376,160

Net appreciation in fair value of investments	$67,372

NOTE 2 — INCOME TAX STATUS
The Plan is designed to operate as a standardized plan based on a favorable opinion letter dated April 2002 issued to the prototype sponsor that provided tax-exempt status under appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 3 — PARTY-IN-INTEREST TRANSACTIONS
Plan investments include a stable value fund that is managed by Union Bank of California, the custodian of the Plan and, therefore, transactions between the Plan and Union Bank of California qualify as party-in-interest transactions.

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500.

	2007	2006
Net assets available for benefits per the financial statements	$3,995	$6,781,046

Receivables	0	(19,074)

Net assets available for benefits per Form 5500	$3,995	$6,761,972

Change in net assets per the financial statements	$(202,647)	$1,192,329
Less receivables	0	(19,074)
Add prior year receivables	19,074	19,376
Less prior year corrective distribution payable	0	(297)

Net income per the Form 5500	$(183,573)	$1,192,334

NOTE 5 — PLAN TERMINATION
On February 28, 2007, Sterling Financial Corporation of Washington State acquired all of the outstanding common stock of Northern Empire Bancshares, the Plan sponsor, for cash and shares of Sterling common stock. The total value of the transaction was $332.8 million. The Board of Director’s of Sterling Financial Corporation approved the merger into Sterling Savings Bank’s, the primary operating subsidiary of Sterling Financial Corporation, Employee Savings and Investment Plan and Trust (“Sterling’s Plan”) on July 24, 2007. On November 16, 2007, the Plan was merged into Sterling’s Plan. As such, all future references should be directed towards Sterling’s Plan documents, which are described in Sterling’s Form 11-K that is on file with the Securities and Exchange Commission, and can be accessed at www.sec.gov.

SUPPLEMENTAL SCHEDULE

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (SCHEDULE H, LINE 4i)
EIN 91-1166044
PLAN NUMBER 004
PLAN PERIOD 01/01/2007 TO 12/31/07

(A)	(B)	(C)	(D)	(E)
	Identity of issuer,	Description of investment including
	borrower, lessor	maturity date, rate of interest,
	or similar party	collateral, par or maturity date	Cost	Current Value

*	Highmark Capital Management	Diversified Money Market	**	$3,440
	Wells Fargo	Adv Government Security	**	332
*	Union Bank of California, N.A.	Stable Value	**	223

	Total Investments			$3,995

*	Indicates party-in-interest to the Plan.

**	Indicates a participant or beneficiary directed account. The cost disclosure is not required.

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
SIGNATURES
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Northern Empire Bancshares 401(k) Profit Sharing Plan

	By:	Sterling Financial Corporation,
as its Plan Administrator

Date: June 27, 2008	/s/ Robert G. Butterfield

Robert G. Butterfield
Senior Vice President, Principal Accounting Officer
and Controller

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Predecessor Independent Registered Public Accounting Firm